# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crimson Wine Group, Ltd., CIK 0001562151
CUSIP: 22662X100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5901 Silverado Trail, Napa, California (CA), 94558
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001638022

## Reporting persons
- Elgethun Capital Management: type of reporting person: investment adviser (IA); citizenship or place of organization: South Dakota (SD); sole voting power 1,324,340; shared voting power 0; sole dispositive power 1,369,016; shared dispositive power 0; aggregate amount beneficially owned 1,369,016 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Crimson Wine Group, Ltd.
Address of issuer's principal executive offices: 5901 Silverado Trail, Napa, CA 94558

## Item 2. Person Filing
Name of person filing: Elgethun Capital Management
Address of principal business office or, if none, residence: 231 S PHILLIPS AVE, SUITE 201, SIOUX FALLS, SD 57104
Citizenship: SD

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,369,016
Percent of class: 6.5
Sole power to vote or to direct the vote: 1,324,340
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,369,016
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities covered by this statement are owned by investment advisory clients of Elgethun Capital Management. These clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No one of these clients own more than 5% of such class of securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Elgethun Capital Management: John A. Barker, President (02/05/2024)